                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 AMENDMENT NO. 4
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                       Industrial Distribution Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45061100
--------------------------------------------------------------------------------
                                  CUSIP Number

                          Edmundson International, Inc.
                                31356 Via Colinas
                       Westlake Village, California 91362
                                 (818) 991-9000

                                 with a copy to:

                             Timothy G. Hoxie, Esq.
                         Heller Ehrman White & McAuliffe
                                 333 Bush Street
                         San Francisco, California 94104
                                 (415) 772-6052
--------------------------------------------------------------------------------
                       (Name, address and telephone number
           of person authorized to receive notices and communications)

                                November 25, 1998
                                -----------------
                          (Date of Event which requires
                            filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

                         (Continued on following pages)


                              (Page 1 of 11 Pages)

CUSIP NO. 45061100                    13D                     Page 2 of 11 pages
                                AMENDMENT NO. 4

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)   NAMES OF REPORTING PERSONS         Edmundson International, Inc.

--------------------------------------------------------------------------------

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /
                                                                       (b) /X/

--------------------------------------------------------------------------------

3)   SEC USE ONLY

--------------------------------------------------------------------------------

4)   SOURCE OF FUNDS                                                   WC

--------------------------------------------------------------------------------

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                     / /

--------------------------------------------------------------------------------

6)   CITIZENSHIP OR PLACE OF ORGANIZATION                       California

--------------------------------------------------------------------------------

 NUMBER OF      7)  SOLE VOTING POWER                              -0-
   SHARES       ----------------------------------------------------------------
BENEFICIALLY
   OWNED        8)  SHARED VOTING POWER                         822,000
    BY          ----------------------------------------------------------------
   EACH
 REPORTING      9)  SOLE DISPOSITIVE POWER                         -0-
  PERSON        ----------------------------------------------------------------
   WITH
                10)  SHARED DISPOSITIVE POWER                   822,000
--------------------------------------------------------------------------------

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

                                                                822,000

--------------------------------------------------------------------------------

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                 / /

--------------------------------------------------------------------------------

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              9.2%

--------------------------------------------------------------------------------

14)  TYPE OF REPORTING PERSON                                        CO
--------------------------------------------------------------------------------

CUSIP NO. 45061100                    13D                     Page 3 of 11 pages
                                AMENDMENT NO. 4

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)   NAMES OF REPORTING PERSONS   Consolidated Electrical Distributors, Inc.

--------------------------------------------------------------------------------

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /
                                                                       (b) /X/

--------------------------------------------------------------------------------

3)   SEC USE ONLY

--------------------------------------------------------------------------------

4)   SOURCE OF FUNDS                                                   AF

--------------------------------------------------------------------------------

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                     / /

--------------------------------------------------------------------------------

6)   CITIZENSHIP OR PLACE OF ORGANIZATION                       Delaware

--------------------------------------------------------------------------------

 NUMBER OF      7)  SOLE VOTING POWER                              -0-
   SHARES       ----------------------------------------------------------------
BENEFICIALLY
   OWNED        8)  SHARED VOTING POWER                         822,000
    BY          ----------------------------------------------------------------
   EACH
 REPORTING      9)  SOLE DISPOSITIVE POWER                         -0-
  PERSON        ----------------------------------------------------------------
   WITH
                10)  SHARED DISPOSITIVE POWER                   822,000
--------------------------------------------------------------------------------

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

                                                                822,000

--------------------------------------------------------------------------------

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                 / /

--------------------------------------------------------------------------------

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              9.2%

--------------------------------------------------------------------------------

14)  TYPE OF REPORTING PERSON                                        CO
--------------------------------------------------------------------------------

CUSIP NO. 45061100                    13D                     Page 4 of 11 pages
                                AMENDMENT NO. 4

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)   NAMES OF REPORTING PERSONS                          Portshire Corp.

--------------------------------------------------------------------------------

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /
                                                                       (b) /X/

--------------------------------------------------------------------------------

3)   SEC USE ONLY

--------------------------------------------------------------------------------

4)   SOURCE OF FUNDS                                                   AF

--------------------------------------------------------------------------------

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                     / /

--------------------------------------------------------------------------------

6)   CITIZENSHIP OR PLACE OF ORGANIZATION                         Texas

--------------------------------------------------------------------------------

 NUMBER OF      7)  SOLE VOTING POWER                              -0-
   SHARES       ----------------------------------------------------------------
BENEFICIALLY
   OWNED        8)  SHARED VOTING POWER                         60,000
    BY          ----------------------------------------------------------------
   EACH
 REPORTING      9)  SOLE DISPOSITIVE POWER                         -0-
  PERSON        ----------------------------------------------------------------
   WITH
                10)  SHARED DISPOSITIVE POWER                   60,000
--------------------------------------------------------------------------------

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

                                                                60,000

--------------------------------------------------------------------------------

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                 / /

--------------------------------------------------------------------------------

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              0.7%

--------------------------------------------------------------------------------

14)  TYPE OF REPORTING PERSON                                        CO
--------------------------------------------------------------------------------

CUSIP NO. 45061100                    13D                     Page 5 of 11 pages
                                AMENDMENT NO. 4

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)   NAMES OF REPORTING PERSONS            Lincolnshire Associates, Ltd.

--------------------------------------------------------------------------------

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /
                                                                       (b) /X/

--------------------------------------------------------------------------------

3)   SEC USE ONLY

--------------------------------------------------------------------------------

4)   SOURCE OF FUNDS                                                   WC

--------------------------------------------------------------------------------

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                     / /

--------------------------------------------------------------------------------

6)   CITIZENSHIP OR PLACE OF ORGANIZATION                         Texas

--------------------------------------------------------------------------------

 NUMBER OF      7)  SOLE VOTING POWER                              -0-
   SHARES       ----------------------------------------------------------------
BENEFICIALLY
   OWNED        8)  SHARED VOTING POWER                         60,000
    BY          ----------------------------------------------------------------
   EACH
 REPORTING      9)  SOLE DISPOSITIVE POWER                         -0-
  PERSON        ----------------------------------------------------------------
   WITH
                10)  SHARED DISPOSITIVE POWER                   60,000
--------------------------------------------------------------------------------

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

                                                                60,000

--------------------------------------------------------------------------------

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                 / /

--------------------------------------------------------------------------------

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              0.7%

--------------------------------------------------------------------------------

14)  TYPE OF REPORTING PERSON                                        PN
--------------------------------------------------------------------------------

CUSIP NO. 45061100                    13D                     Page 6 of 11 pages
                                AMENDMENT NO. 4

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)   NAMES OF REPORTING PERSONS       Employees' Retirement Plan of
                                      Consolidated Electrical Distributors, Inc.
--------------------------------------------------------------------------------

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /
                                                                       (b) /X/

--------------------------------------------------------------------------------

3)   SEC USE ONLY

--------------------------------------------------------------------------------

4)   SOURCE OF FUNDS                                                   WC

--------------------------------------------------------------------------------

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                     / /

--------------------------------------------------------------------------------

6)   CITIZENSHIP OR PLACE OF ORGANIZATION                       California

--------------------------------------------------------------------------------

 NUMBER OF      7)  SOLE VOTING POWER                           100,000
   SHARES       ----------------------------------------------------------------
BENEFICIALLY
   OWNED        8)  SHARED VOTING POWER                           -0-
    BY          ----------------------------------------------------------------
   EACH
 REPORTING      9)  SOLE DISPOSITIVE POWER                      100,000
  PERSON        ----------------------------------------------------------------
   WITH
                10)  SHARED DISPOSITIVE POWER                     -0-
--------------------------------------------------------------------------------

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

                                                                100,000

--------------------------------------------------------------------------------

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                 / /

--------------------------------------------------------------------------------

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              1.1%

--------------------------------------------------------------------------------

14)  TYPE OF REPORTING PERSON                                        EP
--------------------------------------------------------------------------------

CUSIP NO. 45061100                    13D                     Page 7 of 11 pages
                                AMENDMENT NO. 4
                                  INTRODUCTION

     Edmundson International, Inc., a California corporation ("Edmundson International"), hereby files this Amendment No. 4 (the "Amendment") to the Statement on Schedule 13D (the "Statement") on behalf of the Reporting Persons identified in Item 2 of the Statement pursuant to the Agreement With Respect To
Schedule 13D attached to the Statement as Exhibit 7(1). Defined terms not otherwise defined herein have the meanings ascribed thereto in the Statement.

     Only those Items amended are reported herein.


     Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


     Item 3 is amended by adding the following paragraph:

     On November 19, 1998, Edmundson International purchased 33,400 shares of Common Stock on the open market at a purchase price of $6.6881 per share. On November 23, 1998, Edmundson International purchased an additional 6,600 shares of Common Stock on the open market at a purchase price of $6.625 per share. On November 25, 1998, Edmundson International purchased an additional 10,000 shares of Common Stock on the open market at a purchase price of $6.625 per share. The total funds required to complete these purchases was $336,357.54 (inclusive of broker commissions). All funds were obtained from working capital of Edmundson International. A table identifying each purchase is included in Item 5(c) of this Amendment.

         Item 5. INTEREST IN SECURITIES OF THE ISSUER.

CUSIP NO. 45061100                    13D                     Page 8 of 11 pages
                                AMENDMENT NO. 4

     Item 5 is amended and restated to read as follows:

     (a) and (b) The aggregate number of shares and percentage of Common Stock of the Issuer (based upon the New York Stock Exchange's internet website activity report stating that the Issuer had 8,893,704 shares of Common Stock outstanding as of November 27, 1998)(1) beneficially owned by each person named in Item 2, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table:



------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Reporting Person               No. of          Percentage         Power to Vote           Power to Dispose
                               Shares           of Class       Shared          Sole       Shared         Sole
                             Beneficially
                                Owned
-------------------------- ----------------- ---------------- ------------ ------------ ------------- ------------
Edmundson International        822,000            9.2%          822,000        -0-        822,000         -0-
-------------------------- ----------------- ---------------- ------------ ------------ ------------- ------------
CED                            822,000            9.2%          822,000        -0-        822,000         -0-
-------------------------- ----------------- ---------------- ------------ ------------ ------------- ------------
Portshire Corp.                 60,000            0.7%          60,000         -0-         60,000         -0-
-------------------------- ----------------- ---------------- ------------ ------------ ------------- ------------
Lincolnshire Associates         60,000            0.7%          60,000         -0-         60,000         -0-
-------------------------- ----------------- ---------------- ------------ ------------ ------------- ------------
CED Pension Plan               100,000            1.1%            -0-        100,000        -0-         100,000
-------------------------- ----------------- ---------------- ------------ ------------ ------------- ------------

     The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Item 2.

     (c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as set forth in the table below:


--------------------------

     1 URL address: http://www.nyse.com/public/market/2a/2a1/cprice/i/c_idg.htm

CUSIP NO. 45061100                    13D                     Page 9 of 11 pages
                                AMENDMENT NO. 4


------------- ------------------------- ------------ -------------------------- ----------------
Date                 Purchaser           # Shares    Price          Comm'n         Total Funds
                                                                                     Required
------------- ------------------------- ------------ ------------- ------------ ----------------
9/23/98           CED Pension Plan          500        $6.4375        $0.12           $3,278.75
------------- ------------------------- ------------ ------------- ------------ ----------------
9/24/98           CED Pension Plan        24,500        $6.50         $0.06         $160,720.00
------------- ------------------------- ------------ ------------- ------------ ----------------
9/29/98           CED Pension Plan        16,400       $6.2271        $0.06         $103,108.44
------------- ------------------------- ------------ ------------- ------------ ----------------
9/30/98           CED Pension Plan         8,600       $6.1766        $0.06          $53,634.76
------------- ------------------------- ------------ ------------- ------------ ----------------
10/1/98           CED Pension Plan        10,500       $6.1756        $0.06          $65,473.80
------------- ------------------------- ------------ ------------- ------------ ----------------
10/2/98           CED Pension Plan          600         $6.25         $0.06           $3,786.00
------------- ------------------------- ------------ ------------- ------------ ----------------
10/5/98           CED Pension Plan        38,900       $6.0162        $0.06         $236,364.18
------------- ------------------------- ------------ ------------- ------------ ----------------
10/7/98          Lincolnshire Ass.        60,000        $5.125        $0.04         $309,900.00
------------- ------------------------- ------------ ------------- ------------ ----------------
10/7/98           Edmundson Intl.         350,000       $5.125        $0.04       $1,807,750.00
------------- ------------------------- ------------ ------------- ------------ ----------------
10/22/98          Edmundson Intl.         35,000        $6.00         $0.06         $212,100.00
------------- ------------------------- ------------ ------------- ------------ ----------------
10/26/98          Edmundson Intl.         50,000        $6.50         $0.06         $328,000.00
------------- ------------------------- ------------ ------------- ------------ ----------------
11/11/98          Edmundson Intl.         177,000       $6.75         $0.04       $1,201,830.00
------------- ------------------------- ------------ ------------- ------------ ----------------
11/12/98          Edmundson Intl.         50,000       $6.8125        $0.04         $342,625.00
------------- ------------------------- ------------ ------------- ------------ ----------------
11/16/98          Edmundson Intl.         50,000        $6.75         $0.04         $339,500.00
------------- ------------------------- ------------ ------------- ------------ ----------------
11/19/98          Edmundson Intl.         33,400       $6.6881        $0.06         $225,386.54
------------- ------------------------- ------------ ------------- ------------ ----------------
11/23/98          Edmundson Intl.          6,600        $6.625        $0.06          $44,421.00
------------- ------------------------- ------------ ------------- ------------ ----------------
11/25/98          Edmundson Intl.         10,000        $6.625        $0.06          $66,850.00
------------- ------------------------- ------------ ------------- ------------ ----------------
TOTAL                                     922,000                                 $5,504,428.47
                                          -------                                 -------------
------------- ------------------------- ------------ ------------- ------------ ----------------

     (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons and their equity owners has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer.

CUSIP NO. 45061100                    13D                    Page 10 of 11 pages
                                AMENDMENT NO. 4


     (e) Not applicable.

     Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


     The first paragraph of Item 6 is amended and restated to read as follows:

     Edmundson International beneficially owns 762,000 shares of Common Stock. Portshire Corp., the general partner of Lincolnshire Associates, is a wholly owned subsidiary of Edmundson International. Lincolnshire Associates beneficially owns 60,000 shares of Common Stock. Therefore, Edmundson International, through its ownership of Portshire Corp., beneficially owns an additional 60,000 shares of Common Stock. Edmundson International is itself a wholly owned subsidiary of CED. Therefore, CED, through its ownership of Edmundson International and indirect ownership of Portshire Corp., beneficially owns 822,000 shares of Common Stock. CED Pension Plan beneficially owns 100,000 shares of Common Stock.

                     [THE NEXT PAGE IS THE SIGNATURE PAGE]

CUSIP NO. 45061100                    13D                    Page 11 of 11 pages
                                AMENDMENT NO. 4


                                    SIGNATURE


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 1, 1998


                                         Edmundson International, Inc.


                                         By:  /s/ David C. Verbeck
                                              --------------------

                                         Its: Secretary
                                              --------------------